1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 5, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UNUSUAL TRADING VOLUME MOVEMENTS

AND

INCREASE IN COAL RESOURCES TAX

The Board has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save as the increase in coal resources tax applicable to the Company, the Board is not aware of any reasons for such increase.

Pursuant to the relevant notices issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China, with effect from 1 January 2004, the unit tax of the coal resources tax applicable to the Company has increased from RMB1.2 per tonne to RMB2.4 per tonne.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save as the increase in coal resources tax applicable to the Company, the Board is not aware of any reasons for such increase.

Pursuant to the relevant notices issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China, with effect from 1 January 2004, the unit tax of the coal resources tax applicable to the Company has increased from RMB1.2 per tonne (which was applicable prior to 2004) to RMB2.4 per tonne and the coal resources tax applicable to the Company is calculated on the basis of the aggregate of the volume of raw coal sales and the volume of raw coal being handled by deep processing.

The raw coal production of the Company in 2003 was 43.28 million tonnes. The coal resources tax paid by the Company was only approximately 3.6% of the Company’s 2003 net income calculated in accordance with International Financial Reporting Standards. The Board believes that the adjustment to the unit tax of coal resources tax will not have a substantial adverse impact on the income and profitability of the Company.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the Board aware of any other matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

Note: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Chen Guangshui
Secretary of the Board of Directors

Zoucheng, Shandong Province, PRC, 4 August, 2004